Exhibit 99.2

March 1, 2018

Dear AmTrust team,

Today we reported that AmTrust’s Board of Directors including its independent Special Committee has unanimously approved the proposal for AmTrust to go private. AmTrust has entered into a definitive agreement with Evergreen Parent, L.P., an entity formed by private equity funds managed by Stone Point Capital LLC, together with the “Karfunkel-Zyskind Family”, in which Evergreen Parent will acquire the approximately 45% of the Company’s issued and outstanding common shares that the Karfunkel-Zyskind Family and certain of its affiliates and related parties do not presently own or control. Under the terms of the proposed merger, AmTrust common shareholders will receive $13.50 in cash for each share of AmTrust common stock they hold.

The proposed merger is expected to close in the second half of 2018, subject to satisfaction or waiver of the closing conditions, including approval by regulatory authorities and the Company’s shareholders, including approval by a majority of the shares of the Company not owned or controlled by the Karfunkel-Zyskind Family, their children, senior management or their respective affiliates and certain related parties. The Company will file a Current Report on Form 8-K with the Securities and Exchange Commission which will more fully describe the terms and conditions of the proposed merger.

I believe that this transaction represents an exciting step forward for AmTrust, our employees, and the agents, brokers, partners, and customers we serve. As a private enterprise, we will be able to focus on making the right decisions for our business and our stakeholders for the long term, without the emphasis on short-term results.

The year 2018 marks the 20th anniversary of AmTrust’s founding. As we have grown, we have encountered some of the challenges that accompany the transition from a small, regional provider of insurance products, to the global insurance and risk solutions provider we are today. We have made tremendous progress, but there is still work to be done to complete the systems and processes required for an organization of our size and scale.

Alongside Stone Point Capital, a strong partner widely recognized as an experienced investor in the insurance sector, the Karfunkel-Zyskind family is deeply committed to the long-term strength and success of AmTrust. From the beginning, AmTrust has been defined by a spirit of entrepreneurialism and innovation, and a commitment to outstanding service. As we enter this next phase of our journey, as a private enterprise, we look forward to building on this legacy.

We are well-positioned to continue meeting our policyholders’ needs, supporting our brokers and agents, and developing our partner relationships.

Separately, AmTrust filed a Form 12b-25 with the Securities and Exchange Commission (SEC), to provide the Company an automatic 15-day extension to file its Annual Report on Form 10-K for the year ended December 31, 2017. We can use the additional time that the SEC allows for the filing of the 10-K , as AmTrust and KPMG, our independent auditor, complete the audit of the consolidated financial statements included in the Form 10-K. We expect to file the 10-K within the 15-day extension period provided by the SEC, which is considered a timely filing for SEC reporting purposes.

For AmTrust employees, and for all of the brokers, agents, customers, partners and communities that we serve, it remains business as usual. AmTrust continues to be financially strong, stable, and well-prepared for future growth.

Thank you, as always, for your continued dedication to AmTrust, and we look forward to updating you on our year-end performance and next steps in our go-private process.

Sincerely,

Barry Zyskind

Chairman, President and CEO

Consistent with usual policies, please forward any inquiries from investors or analysts to Chaya Cooperberg, Chief Communications Officer, at 646-458-3332 or chaya.cooperberg@amtrustgroup.com. Please forward media inquiries to Hunter Hoffmann, Director, Global Public Relations, at 646-458-3362 or hunter.hoffmann@amtrustgroup.com.

Additional Information and Where to Find It

In connection with the proposed transaction, AmTrust Financial Services, Inc. (the “Company”) will file with the Securities and Exchange Commission (the “SEC”) a proxy statement on Schedule 14A and may file other documents with the SEC regarding the proposed transaction. This letter is not a substitute for the proxy statement or any other document that the Company may file with the SEC. INVESTORS IN AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the proxy statement (when available) and other documents filed with the SEC by the Company through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of the Company.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the Company’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and its annual proxy statement filed with the SEC on April 11, 2017 in connection with the proposed transaction. A more complete description will be available in the proxy statement on Schedule 14A. You may obtain free copies of these documents as described in the preceding paragraph.

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